UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)*


                                 NCT Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    62888Q109
                                 (CUSIP Number)

                                 Carole Salkind

                       c/o Sills, Cummis, Zuckerman et al

                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (201) 643-7000
                   -------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                  May 18, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

Check the following box if a fee is being paid with this statement: / /

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 62888Q109
-------------------

1.   Name of Reporting Person:  CAROLE SALKIND

         S.S. or I.R.S. Identification No. of Above Person: ###-##-####
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2.   Check the Appropriate Box if a Member of a Group (see instructions)
                                     (a) / /
                                     (b) / /
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3.   SEC Use Only
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4.   Source of Funds: PF
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5.   Check Box if Disclosure of Legal  Proceedings is Required Pursuant to Items
     2(d) or 2(e) / /
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6.   Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
Number of                                   7.  Sole Voting Power
Shares                                          51,479,553 (a) (b) (c)
Beneficially                                8.  Shared Voting Power
Owned by                                        -0-
Each Reporting                              9.  Sole Dispositive Power
Person With:                                    51,479,553 (a) (b) (c)
                                           10.  Shared Dispositive Power
                                                -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount  Beneficially  Owned by Each Reporting Person:
     51,479,553 (a) (b) (c)
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate  Amount in Row (11) Excludes Certain Shares
     (see instructions) / /
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13.  Percent of Class Represented by Amount in Row (11):  14.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person:  IN
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Footnotes:

     (a) Assumes the conversion in full of seven secured convertible notes of the Company in the principal amount of $250,000, $250,000, $500,000, $250,000,
$500,000 $250,000 and $1,000,000 (the "Notes") held by the Reporting Person. On September 19, 1999, the Issuer and the Reporting Person agreed to amend the Secured Convertible Note Subscription Agreement and the Notes. Under the amended terms, the Notes are convertible into common stock of the Company at any time from issuance to maturity at a conversion price equal to the lesser of (i) $0.172, the lowest closing transaction price for the common stock on the OTC Bulletin Board at any time during September 1999, (ii) the average of the closing bid prices for such common stock on the OTC Bulletin Board for the five consecutive trading days ending one trading day prior to the date a conversion notice is sent to the Company; or (iii) $0.17, but in no event may such conversion price be less than $0.12 per share. The above calculations are based on an assumption that a conversion notice was delivered on May 18, 2001. The average of the closing bid prices for the common stock of the Company for the five consecutive trading days ending on May 18, 2001 was $0.129. Therefore, the conversion was assumed to be at $0.129 as provided for in (ii) above. To-date the Reporting Person has not converted any of the Notes.

     (b) Assumes the conversion in full of total amounts due with respect to the issuance by the Company of two warrants to Reporting Person as follows: (1) Issued on February 13, 2001 to purchase $500,000 worth of either the Company's common stock at $0.21 per share or common stock of Pro Tech Communications, Inc held by the Company at $0.44 per share and (2) Issued on May 14, 2001 to purchase 500,000 shares of the Company's common stock at $0.13 per share. On May 14, 2001 the closing bid price of the Company's common stock was $0.126 per share and on February 13, 2001 the closing bid price of the Company's common stock was $0.21 per share, and the closing bid price of the common stock of Pro Tech Communications, Inc. was $0.44 per share, as reported by the NASD's O.T.C. bulletin board. The Reporting Person can elect to receive cash for principal and interest due or convert such amounts due into either the Company's common stock or Pro Tech Communication, Inc's. common stock at the share price of the warrants. The above calculations are based on an assumption that a conversion notice was delivered on May 18, 2001 converting such warrants into shares of the Company's common stock and assumes the Reporting Person elected to convert principal and interest into common stock of the Company.

     (c) Assumes the conversion in full of a secured convertible note of the Company in the principal amount of $1,361,615 (the "Note") issued to the Reporting Person on May 14, 2001. On May 14, 2001 the Issuer and the Reporting Person agreed to rollover a January 26, 1999 Secured Convertible Note plus interest and default interest into the Note which matures on September 14, 2001. Under its terms, the Note is convertible into fully paid and non-assessable shares of common stock, par value $.01 per share, of the Company as such stock exists on the date of issuance of this Note, fully paid and non-assessable shares of common stock, (pound)1.00 par value per share, owned by the Company, of Artera Group International, Ltd. ("Artera") at Artera's Initial Public Offering Price, fully paid and non-assessable shares of common stock, (pound)
1.00 par value per share, owned by the Company, of Distributed Media Corporation International, Ltd. ("DMCI") at DMCI's Initial Public Offering Price, fully paid and non-assessable shares of common stock, $0.001 par value per share, owned by the Company, of Pro Tech Communications, Inc. ("Pro Tech") at the conversion price determined as provided in the Note (hereafter referred to as "the Conversion Price") at any time from issuance to maturity. The Conversion Price for the conversion into the Conpany's common stock is equal to the lesser of (i) the average of the closing bid prices for the Common Stock on the NASDAQ National Market or on the principal securities exchange or other securities market on which the Common Stock is then being traded, for the five (5) consecutive Trading Days (as defined herein) ending one (1) Trading Day prior to the date the Conversion Notice is sent by the Holder to the Borrower via facsimile (the "Conversion Date"), or (ii) the NCT Fixed Conversion Price. The Conversion Price for conversion into shares of Pro Tech common stock shall be at the Pro Tech Fixed Conversion Price. The Conversion Prices for conversion into Artera and DMCI common shares shall be at the Artera and DMCI Fixed Conversion Price, respectively. The Conversion Price shall be subject to equitable adjustments for stock splits, stock dividends, combinations, recapitalization, reclassifications and similar events. The NCT Fixed Conversion Price shall be $0.13, the Pro Tech Fixed Conversion Price shall be $0.22 and shall be subject to adjustment. In no event shall the Conversion Price for the NCT common stock be less than $0.12 per share. The above calculations are based on an assumption that a conversion notice was delivered on May 18, 2001. The average of the closing bid prices for the common stock of the Company for the five consecutive trading days ending on May 18, 2001 was $0.129. Therefore, the conversion was assumed to be at $0.129 as provided for in (ii) above. As of June 4, 2001 the Reporting Person has not converted the Note.

Item 1. Security and Issuer

     This statement relates to the common stock, par value $.01 per share (the "Stock"), of NCT Group, Inc., (the "Company"). The principal executive offices of the Company are located at 20 Ketchum Street, Westport, CT. 06880.

Item 2. Identity and Background

     (a) Carole Salkind

     (b) c/o Sills, Cummis, Zuckerman, Radin, Tischman, Epstein & Gross, One Riverfront Plaza, Newark, New Jersey 07102.

     (c) Executive Assistant to the Chairman of the firm named in (b) above which is engaged in the private practice of law at the address set forth in (b) above. Such firm is unaffiliated with the Company and has not performed legal services for the Company during the past twelve months.

     (d) During the last five years Carole Salkind has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years Carole Salkind has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which Carole Salkind was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) United States of America

Item 3. Source and Amount of Funds or Other Consideration

     Carole Salkind purchased or acquired (1) the Notes convertible into Stock described in Footnote (a) above in private transactions under Section 4(2) of the Securities Act of 1933; (2) the Warrants in Footnote (b) above in two private transactions under Section 4(2) of the Securities Act of 1933; (3) the Note convertible into Stock described in Footnote (c) above in a private transaction under Section 4(2) of the Securities Act of 1933; (4) 4,303,425 shares of Stock upon conversion of a convertible note in a private transaction under Section 4(2) of the Securities Act of 1933; (4) 863,250 shares of Stock in three transactions placed through the OTC Bulletin Board; (5) 9,542,143 shares of such Stock in four private transactions with the Company under Section 4(2) of the Securities Act of 1933 in transactions placed through the NASDAQ National Market System. In all transactions (excluding the acquisition of warrants) Carole Salkind paid cash from personal funds.

Item 4. Purpose of Transaction

     The purpose of the acquisition of the subject stock of the Company was and is for investment only with no view to acquire or otherwise exercise control of or over the Company. Carole Salkind intends to review on a continuing basis her investment in the Company. As of the date of this Schedule 13D, no determination has been made by Carole Salkind to acquire additional securities of the Company or to dispose of the shares of stock Carole Salkind owns, although she reserves the right to decide to take any of such actions in the future. Any such determination will depend on market conditions prevailing from time to time, and on other conditions, which may be applicable depending on the nature of the transaction or transactions involved.

Item 5. Interest in Securities of the Issuer

     (a) - (b) Carole Salkind owns 51,479,553 shares of Stock, representing approximately 14.0% of the 367,991,361 shares of the Company's stock outstanding, as reported as outstanding in the Company's Form 10-Q for the quarter ended March 31, 2001. Carole Salkind has sole voting and disposition power of all such shares. See Footnote (a) and (b) above.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer

     Not applicable.

Item 7. Material to Be Filed as Exhibits

     Secured Convertible Note dated May 14, 2001 issued by the Company to Carole Salkind.

     NCT Group, Inc. Warrants issued to Carole Salkind on May 14, 2001.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 18, 2001



                                          /s/ CAROLE SALKIND
                                          ------------------
                                              Carole Salkind